Dankon Corporation

66 W Flagler Street Suite 900,

Miami, Florida, 33130

August 4, 2025

VIA EDGAR

Attention:

Amanda Kim

Stephen Krikorian

Uwem Bassey

Jeff Kauten

Division of Corporation Finance Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dankon Corporation

Registration Statement on Form S-1 (File No. 333-286856)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dankon Corporation (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-286856), as amended by Amendment No. 2 on Registration Statement on Form S-1 filed on July 10, 2025, be accelerated to, and that the Registration Statement on Form S-1 become effective at, 3:00 p.m., Eastern Time on August 6, 2025, or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dankon Corporation

By:	/s/ Edgar Ulises Rodriguez Velazquez
Name:	Edgar Ulises Rodriguez Velazquez
Title:	President and Chief Executive Officer